THE WESTAIM CORPORATION
Annual Meeting of Shareholders of
The Westaim Corporation (the “Issuer”)
May 13, 2008
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations (Section 11.3)
The following matters were put to a vote by a show of hands at the annual general meeting of shareholders of the Issuer held on May 13, 2008:

Outcome of Vote

1.	The election of directors nominated by management of the Issuer as outlined in the Issuer’s proxy information circular dated March 17, 2008 which has been filed on SEDAR	Carried

2.	The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Issuer and the authorization of the board of directors to fix the auditors’ remuneration	Carried